787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 18, 2011

VIA EDGAR

Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Credit Suisse Trust (the “Trust”)
File No. 811-07261
N-CSR for Fiscal Year Ended December 31, 2010

Dear Mr. Fox:

This letter responds to comments on the above-referenced N-CSR filing that you provided in a telephone conversation with Dianne O’Donnell of this office on September 28, 2011.  The filing contained the Annual Report for each of the series of the Trust.

For your convenience, the substance of those comments has been restated below in italicized text.    The Trust’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:           In the Statement of Changes in Net Assets for the Commodity Return Strategy Portfolio on page 13 of the Annual Report, please explain supplementally why the amount for “reinvestment of dividends” ($7,341,817) is different from the amount for “dividends from net investment income” ($7,343,593).

Response:                     The above-referenced amounts differ because shareholders have the option to reinvest dividends or receive them in cash, and a portion of shareholders elected to receive dividends in cash.

Comment No. 2:           Please explain supplementally how the investment of cash collateral by each of the International Equity Flex III Portfolio and the U.S. Equity Flex I Portfolio received in connection with securities lending is in accord with Securities and Exchange Commission (“SEC”) guidelines on securities lending and the accepted forms of collateralization.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                     Each of the Portfolios receives collateral from borrowers of its securities in the form of cash or government and agency securities, which is consistent with the SEC staff positions set out in a series of no-action letters.

Comment No. 3:           In Note 2.I. to the financial statements for each of the International Equity Flex III Portfolio and the U.S. Equity Flex I Portfolio, please clarify that the cash collateral received from securities lending may also be involved in short sales by cross-referencing to Note H.  Please also consider adding disclosure of the risk involved in using collateral from securities lending in short sales.

Response:                     Each of the above-referenced Portfolios will be liquidated prior to the end of the year.  Accordingly, it is not anticipated that the Portfolios will be filing another shareholder report in which they can make the requested changes.

Comment No. 4:           Note 2.I. to the financial statements for each of the International Equity Flex III Portfolio and the U.S. Equity Flex I Portfolio states that cash collateral received by a Portfolio in connection with securities lending activity may be pooled together with cash collateral for other funds/portfolios advised by Credit Suisse.  Please consider stating whether a Portfolio actually pools its cash collateral with cash collateral for other funds/portfolios advised by Credit Suisse.  Please also consider adding disclosure describing the risks to the other funds.

Response:                     As stated above, each of the above-referenced Portfolios will be liquidated prior to the end of the year.  Accordingly, it is not anticipated that the Portfolios will be filing another shareholder report in which they can make the requested changes.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:                                 Rose DiMartino, Esq., Willkie Farr & Gallagher LLP
Dianne O’Donnell, Esq., Willkie Farr & Gallagher LLP